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                          April 15, 2022

       Adrian Rawcliffe
       Chief Executive Officer
       Adaptimmune Therapeutics plc
       60 Jubilee Avenue, Milton Park
       Abingdon, Oxfordshire OX14 4RX
       United Kingdom

                                                        Re: Adaptimmune
Therapeutics plc
                                                            Registration
Statement on Form S-3
                                                            Filed April 8, 2022
                                                            File No. 333-264208

       Dear Mr. Rawcliffe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David S. Bakst, Esq.